

Mail Stop 4631

April 25, 2016

Via E-mail
Mr. Martin P. Connor
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

  Re: Toll Brothers, Inc.
    Form 10-K
    Filed December 21, 2015
    File No. 1-9186

Dear Mr. Connor:

We have reviewed your response dated April 6, 2016 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your responses to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2015

Note 7. Accrued Expenses, page F-29

1. We have read your response to comment 2 of our letter dated March 17, 2016. The liabilities that you have recorded cover your expected uninsured future costs for stucco-related claims. With reference to ASC 210-20-5-1 and 5-2 and ASC 210-20-45, please support your basis for recording your liabilities net of expected insurance recoveries. Specifically explain why your stucco-related contingency liabilities are not presented gross of any insurance receivables. With regard to expected insurance recoveries, we remind you that insurance receivables should only be recorded if they are probable.

2. We note your assessment of materiality provided in the third bullet to comment 2. We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is

reasonably possible, or (b) state that such an estimate cannot be made. Please advise.

3. Please help us better understand how your accrual for stucco-related claims was developed. In this regard, please provide us with the following additional information:
   - Tell us the specific nature of the stucco-related claims and why those claims are limited to certain Delaware and Pennsylvania communities. Please address any commonalities among the types of homes built, the particular type of stucco used or any other industrial, operating or business factors that have led to these claims;
   - Tell us the number of communities involved as of October 31, 2014 and 2015 and January 31, 2016. Please also tell us if you identified any additional communities with stucco-related issues subsequent to January 31, 2016;
   - Tell us the number of completed communities you reviewed in connection with your estimate of your potential liability for known and unknown claims as of October 31, 2014 and 2015 and January 31, 2016. Tell us the specific nature of those reviews and clarify whether you extrapolated the findings of these reviews to other communities that may have potential stucco-related issues; Tell us the total number of homes you have identified that may potentially have stucco-related issues as of October 31, 2014 and 2015 and January 31, 2016 and how you determined these numbers;
   - Tell us the number of estimated unknown claims you used in the determination of your stucco-related claims accrual as of October 31, 2014 and 2015 and January 31, 2016 and provide support for those numbers in light of the total number of homes that may potentially have stucco-related issues; and
   - Tell us how you determined during the fourth quarter of 2015 that additional stucco-related repairs will likely be needed in certain Pennsylvania communities built during fiscal 2010 through 2013. Please explain how you considered whether communities built in your mid-Atlantic region during these same time frames could have similar stucco-related issues; and
   - Please provide us a rollforward of your stucco-related claims activity, including (i) the number of claims received, (ii) the average dollar value of these claims, (iii) the number of claims settled or otherwise resolved and (iv) the average settlement amount per claim for each quarter beginning with your first quarter of fiscal year 2014 through your first quarter of 2016. Please provide us this information for the Pennsylvania and Delaware communities built during fiscal year 2003 through 2009 separately from the additional communities you identified in the fourth quarter of 2015 related to the Pennsylvania communities built during 2010 through 2013.

4. Please provide us with the following insurance information related to your stucco-related claims:
   - Please tell us (i) the number and average dollar amounts of the claims you have submitted to your insurance carriers, (ii) the number and average dollar amount of claims processed by your insurance carriers, and (iii) the number and average

dollar amount of claims denied by your insurance carriers for the years ended October 31, 2014 and 2015 and quarter ended January 31, 2016;

- Please quantify the direct payments you received from your insurance carriers during fiscal years 2014 and 2015 and the quarter ended January 31, 2016 as well as your expected recoveries as of October 31, 2014 and 2015 and January 31, 2016; and

- Please clarify whether there are any uncertainties regarding the legal sufficiency of your insurance claims or the solvency of your insurance carriers. Specifically tell us whether you have been in discussions with your insurance carriers regarding their processing of your claims and, if so, the nature of these discussions. Refer to ASC 450-20-S99.

5. Please tell us and disclose your policy related to the recognition of legal costs expected to be incurred. Refer to ASC 450-20-S99-2.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pam Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction